File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

14 July 2005

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 205
USA





05009865

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Announcement Body Information:

On 14 July 2005, Severn Trent Plc (the "Company") was informed that the shareholding of Fidelity International Limited (FIL), and its direct and indirect subsidiaries, in the Ordinary Shares of $65^{5/19}$p each of the Company had decreased by 3,492,738 shares to 17,216,669 shares, representing 4.95% of the total issued share capital of that class. Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.

www.severntrent.com